UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Mobile-Health,” “we,” “us” and “our” refer to Mobile-health Network Solutions and its subsidiaries.

Entry into Share Purchase Agreement

On August 11, 2026, we entered into a share purchase agreement (the “Agreement”) with Jurong Day & Night Clinic Pte. Ltd. (“JDNC”), a Singapore-incorporated company operating a licensed medical clinic in Singapore, and Ms. Ting Shih King (the “Seller”), pursuant to which the Company agreed to acquire ordinary shares representing 19% of the issued and paid-up share capital of JDNC (the “Sale Shares”).

The purchase price of US$256,500 will be satisfied in full by the issuance to the Seller of 186,410 ordinary shares of the Company (the “Consideration Shares”). The Consideration Shares will be issued in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation S thereunder, will be “restricted securities” under Rule 144, and will be subject to a contractual nine-month lock-up from the closing date. The Seller has been granted no registration rights.

The Seller will retain the remaining 81% of JDNC and full operating control, and the Company will not receive any board seat, board observer right, or voting control over JDNC’s board of directors.

The Agreement provides for a twelve-month performance period following closing, including completion of the integration of the Company’s operating system at JDNC within nine months of closing. If the performance targets are not met, or if the Company fails to complete the digital deployment of the software suite within nine months of closing, the Seller may, within two years from the closing date, repurchase the Sale Shares by returning to the Company the exact number of Consideration Shares issued at closing, which the Company would cancel or hold in treasury.

Closing is subject to customary conditions precedent, including satisfactory due diligence, corporate approvals, Singapore healthcare regulatory and other required approvals, and the Company’s submission of a Listing of Additional Shares notification to Nasdaq at least fifteen calendar days prior to the issuance of the Consideration Shares.

The foregoing description of the Agreement is a summary only and does not purport to be complete.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to statements regarding the expected closing of the transaction and the anticipated integration of the Company’s systems. These statements involve risks and uncertainties, including the risk that closing conditions are not satisfied, and actual results may differ materially. The Company undertakes no obligation to update these statements except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: August 12, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer

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